VIA EDGAR

September 16, 2014

Loan Lauren Nguyen
Special Counsel
US Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549

Re:            Tixfi Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed August 25, 2014
File No. 333-197094

Dear Loan Lauren Nguyen:

This letter is in response to your comment letter dated September 9, 2014, with regard to the Form S-1 filing of Tixfi Inc., a Nevada corporation ("Tixfi" or the "Company") filed on June 27, 2014.  Responses to each comment have been keyed to your comment letter.

Dilution, page 17

1.	Refer to the first line in the table, Net Tangible Book Value Per Share Prior to Stock Sale. As you have included updated interim period financial statements as of May 31, 2014, please revise this line item and other affected line items in the table for the net tangible book value per share of $0.004 rather than $0.001 as of May 31, 2014.

•	The table has been updated and adjusted accordingly.

Dependence on one or a few major customers, page 21

2.	Please reconcile the disclosure here that you have not acquired any customers with the disclosure on page 23 regarding your limited revenues.

•	This disclosure has been updated accordingly.
Please contact me with any further comments or questions.  The Company will file the redlined version and this letter on EDGAR correspondence.  I would appreciate if you would send any further responses directly to me electronically (admin@tixfi.com).  If the SEC has no further comments, we expect to file a request for acceleration of the effective date.
Thank you in advance for your courtesies.

Sincerely,

/s/ Scott Abraham
_____________________
Scott Abraham, President

TixFi Inc. | www.tixfi.com
6517 Palatine N. Seattle, WA 98103 | Phone: 206.395.3549